UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

12 Tai Seng Link

GRC Centre, #03-01A

Singapore 534233

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 17, 2026, HomesToLife Ltd (the “Company”) sent a letter to its vendors, business partners and employees, in relation to its secondary listing plan in Singapore. The form of the letter is attached hereto as Exhibit 99.1.

IMPORTANT NOTICES

Forward-Looking Statements

This Current Report on Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Current Report on Form 6-K is as of the date of this Current Report on Form 6-K, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

No Offer or Solicitation

This Current Report on Form 6-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This Current Report on Form 6-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Financial Statements and Exhibits.

The following exhibit is being filed herewith:

99.1	Form of Letter dated September 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife LTD

Date: September 17, 2026	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer